UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            The Standish Care Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   854272 10 1
                       -----------------------------------
                                 (CUSIP Number)


             Michael J. Bohnen, Esq., Nutter, McClennen & Fish, LLP
                             One International Place
                              Boston, MA 02110-2699
                                 (617) 439-2000
- --------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  July 30, 1996
          --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



- ----------------------                                  ------------------------
CUSIP No. 854272 10 1                                   Page     2    of    6
          -----------                                        ---------  --------
- ----------------------                                  ------------------------

- --------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Abraham D. Gosman

- --------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                         (b) [ ]
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3 SEC USE ONLY
- --------------------------------------------------------------------------------
4 SOURCE OF FUNDS*

  Personal Funds (PF)
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)                                                               [ ]
- --------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States of America
- --------------------------------------------------------------------------------
 NUMBER OF    7    SOLE VOTING POWER

  SHARES           736,538
              ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER

 OWNED BY          0
   EACH
              ------------------------------------------------------------------
 REPORTING    9    SOLE DISPOSITIVE POWER

PERSON WITH        736,538
              ------------------------------------------------------------------

              10   SHARED DISPOSITIVE POWER

                   0
- --------------------------------------------------------------------------------


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   736,538
- -------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

- --------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   16.6%
- --------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   Individual (IN)
- --------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer.

      Issuer: The Standish Care Company, 6 New England Executive Park, Burlington, Massachusetts, 01803 (the "Company")

      Security:   Common Stock, par value $.01 per share ("Common Stock")


Item 2.     Identity and Background.

      (a)   Name:

            Abraham D. Gosman

      (b)   Business Address:

            777 South Flagler Drive
            West Palm Beach, FL  33401

      (c)   Present Principal Employment and Employer:

            Chairman, President and Chief Executive Officer of PhyMatrix Corp. 777 South Flagler Drive
            West Palm Beach, FL  33401

            Chairman and Chief Executive Officer of Meditrust
            197 First Avenue
            Needham, MA  02194

      (d)   Criminal Proceedings in Last Five Years:

            None

      (e)   Civil Securities Proceedings in Last Five Years:

            None

      (f)   Citizenship:

            The reporting person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

      On July 30, 1996, for cash consideration of $1,400,000 of personal funds, Mr. Gosman acquired 100 shares of the Company's Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") which is convertible at an initial conversion price of $4.16 per share, into 336,538 shares of the Company's Common Stock. Mr. Gosman also acquired a currently exercisable five-year warrant to purchase 400,000 shares of the Company's Common Stock at an initial exercise price of $4.16 per share (the "Warrant").


Item 4.     Purpose of Transaction.

      The Company borrowed $1.0 million for working capital purposes from a corporation controlled by Mr. Gosman in accordance with a term sheet with respect to the business combination between the Company, certain of the Company's subsidiaries and certain companies (the "Related Companies") controlled by Mr. Gosman (the "Merger"). On July 30, 1996, Mr. Gosman acquired 100 shares of the Series B Preferred Stock of the Company for a purchase price of $14,000 per share or $1.4 million in the aggregate. The Series B Preferred Stock is convertible into shares of the Company's Common Stock at a conversion price equal to $4.16 per share. Concurrently with the sale of the Series B Preferred Stock to Mr. Gosman, the Company issued to Mr. Gosman five-year warrants to purchase 400,000 shares of the Company's Common Stock at an exercise price equal to $4.16 per share. The Company used the $1.0 million from the proceeds of its sale of the Series B Preferred Stock to Mr. Gosman to repay the earlier $1.0 million working capital borrowing. The $400,000 balance of the proceeds will be used for working capital purposes. Upon consummation of the Merger, Mr. Gosman will have beneficial ownership of approximately 77.8% of the Company's Common Stock. Also, at the Effective Time of the Merger (as such term is defined in the Merger Agreement), Mr. Gosman, and Andrew D. Gosman, Mr. Gosman's son, shall be appointed to the Board of Directors.


Item 5.     Interest in Securities of the Issuer.

                        (a) Mr. Gosman has the right to acquire, and therefore
                  is deemed to have beneficial ownership of, 736,538 shares of Common Stock (16.6% of all currently outstanding shares of Common Stock).

                        (b) Mr. Gosman has the right to acquire, and therefore
                  is deemed to have beneficial ownership of, 736,538 shares of Common Stock. Should Mr. Gosman elect to convert the Series B Preferred Stock into Common Stock, and exercise the Warrant, Mr. Gosman will have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock resulting from such conversion and/or exercise.

                        (c) Not applicable.

                        (d) Not applicable.

                        (e) Not applicable.


Item 6.     Contracts, Arrangements,    Understandings   or
                  Relationships With Respect to Securities of the Issuer.

      None.


Item 7.     Material to be Filed as Exhibits.


      1.    Preferred Stock Purchase Agreement

      2. Agreement and Plan of Merger (Filed as an Exhibit to the Company's Report on Form 8-K dated July 12, 1996)







                                    * * *

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                          /s/ Abraham D. Gosman
                                          ----------------------------------
                                          Abraham D. Gosman

Date:  August 9, 1996























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